# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nutex Health Inc., CIK 0001479681
CUSIP: 67079U306
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1776 YORKTOWN ST, SUITE 700, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-26-000727
Filed by CIK 0001894571

## Reporting persons
- Pertento Partners LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 519,188; sole dispositive power 0; shared dispositive power 519,188; aggregate amount beneficially owned 519,188 (7.6% of the class)
- Pertento Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 519,188; sole dispositive power 0; shared dispositive power 519,188; aggregate amount beneficially owned 519,188 (7.6% of the class)
- Pertento Master Fund Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 433,621; sole dispositive power 0; shared dispositive power 433,621; aggregate amount beneficially owned 433,621 (6.3% of the class)
- Eduardo Marques: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 519,188; sole dispositive power 0; shared dispositive power 519,188; aggregate amount beneficially owned 519,188 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Nutex Health Inc.
Address of issuer's principal executive offices: 1776 Yorktown St., Suite 700 Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
Pertento Partners LLP
Pertento Advisors LLC
Pertento Master Fund Limited
Eduardo Marques
Address of principal business office or, if none, residence:
Pertento Partners LLP
67 Grosvenor Street
London W1K 3JN
United Kingdom

Pertento Advisors LLC
67 Grosvenor Street
London W1K 3JN
United Kingdom

Pertento Master Fund Limited
67 Grosvenor Street
London W1K 3JN
United Kingdom

Eduardo Marques
67 Grosvenor Street
London W1K 3JN
United Kingdom
Citizenship:
Pertento Partners LLP - United Kingdom
Pertento Advisors LLC - Delaware
Pertento Master Fund Limited - Cayman Islands
Eduardo Marques - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pertento Partners LLP - 519,188
Pertento Advisors LLC - 519,188
Pertento Master Fund Limited - 433,621
Eduardo Marques - 519,188
Percent of class:
Pertento Partners LLP - 7.6%
Pertento Advisors LLC - 7.6%
Pertento Master Fund Limited - 6.3%
Eduardo Marques - 7.6%
Sole power to vote or to direct the vote:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Pertento Master Fund Limited - 0
Eduardo Marques - 0
Shared power to vote or to direct the vote:
Pertento Partners LLP - 519,188
Pertento Advisors LLC - 519,188
Pertento Master Fund Limited - 433,621
Eduardo Marques - 519,188
Sole power to dispose or to direct the disposition:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Pertento Master Fund Limited - 0
Eduardo Marques - 0
Shared power to dispose or to direct the disposition:
Pertento Partners LLP - 519,188
Pertento Advisors LLC - 519,188
Pertento Master Fund Limited - 433,621
Eduardo Marques - 519,188

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G amendment are directly owned by advisory clients of Pertento Partners LLP and Pertento Advisors LLC. None of those advisory clients, other than Pertento Master Fund Limited, may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Pertento Partners LLP: /s/ Eduardo Marques, Eduardo Marques, Managing Partner (11/13/2026)
- Pertento Advisors LLC: /s/ Eduardo Marques, Eduardo Marques, Authorized Person (11/13/2026)
- Pertento Master Fund Limited: /s/ Eduardo Marques, Eduardo Marques, Authorized Person (11/13/2026)
- Eduardo Marques: /s/ Eduardo Marques, Eduardo Marques (11/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.